

July 8, 2024

Sidney Chan
Chief Executive Officer and Chief Financial Officer
ALR Technologies SG Ltd.
9 Raffles Place
#26-01 Republic Plaza
Singapore 048619

      Re: ALR Technologies SG Ltd.
          Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023
          Amendment No. 1 to Annual Report on Form 20-F for the Fiscal Year Ended
          December 31, 2023
          File No. 000-56491

Dear Sidney Chan:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Manufacturing